Exhibit 12.1

Seaspan Corporation

Computation of Ratio of Earnings to Fixed Charges

Expressed in thousands of United States dollars

	Three Months Ended March 31,		Year Ended December 31,
	2018	2017	2016		2015	2014	2013
Earnings

(a) Pre-tax income from continuing operations before adjustment for income or loss from equity investees	66,500	169,402	(139,227)		194,284	130,991	299,698
(b) Fixed charges	48,453	158,479	153,389		130,901	115,264	81,487
(c) Amortization of capitalized interest	1,496	5,797	5,714		5,826	5,670	5,385
(d) Distributed income of equity investees	—	—	—		—	—	—
(e) Share of pre-tax losses of equity investees for which changes arising from guarantees are included in fixed charges	—	—	—		—	—	—

Less:
(a) Interest capitalized	658	10,634	9,337		6,818	10,172	4,334
(b) Preference security dividend requirements of consolidated subsidiaries	—	—	—		—	—	—
(c) Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—		—	—	—

Total	115,791	323,044	10,539		324,193	241,753	382,236

Fixed charges
(a) Interest expensed and capitalized	35,560	115,124	115,038		103,826	98,331	64,830
(b) Amortized premiums, discounts and capitalized expenses related to indebtedness	4,079	11,899	15,858		16,833	13,621	13,515
(c) An estimate of interest within rental expense	8,814	31,456	22,493		10,242	3,312	3,142
(d) Preference security dividend requirements of consolidated subsidiaries	—	—	—		—	—	—

Total	48,453	158,479	153,389		130,901	115,264	81,487

Ratio of earnings to fixed charges	2.4	2.0	—	(1)	2.5	2.1	4.7

(1)	Additional pre-tax income from continuing operations before adjustments for income or loss from equity investees of $142,850 would be necessary to generate a ratio of earnings to fixed charges of 1.0.